Exhibit 99.1

VIA optronics AG Appoints Dr. Markus Peters as Chief Financial Officer

Company Reaffirms 2021 Guidance

Nuremberg, Germany: July 1, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced that its Supervisory Board has appointed Dr. Markus Peters as Chief Financial Officer (“CFO”) of the Company, effective immediately. Dr. Markus Peters succeeds Daniel Jürgens, who will be stepping down for personal reasons. Daniel Jürgens will remain with VIA for a period of time to ensure a smooth transition.

Dr. Markus Peters has more than 20 years of senior management experience, including serving as chairman of the supervisory board of LPKF Laser & Electronics AG, CFO of German Technology AG (Bantleon Group) and managing director of DMG MORI ECOLINE Holding AG following several senior management positions at thyssenkrupp and RWE.

“We are delighted to announce the appointment of Dr. Peters as our new CFO,” said Mr. Jürgen Eichner, VIA’s Chief Executive Officer. “Markus brings extensive financial and management experience and I look forward to working with him to execute VIA’s strategy going forward. We also would like to thank Daniel Juergens for his dedication to the Company and work as CFO during the last six years.”

VIA optronics also reaffirms its financial guidance for the full year 2021 as communicated in the company’s earnings press release dated May 18, 2021. For the fiscal year 2021, VIA continues to expect to achieve year over year revenue growth of at least 20% compared to 2020. These forward-looking statements are based on current expectations and actual results may differ materially. Please refer to the note below on the forward-looking statements and the risks involved with such statements. VIA optronics disclaims any obligation to update these forward-looking statements.

The Company will provide an update on its financial performance and business outlook on its customary quarterly earnings conference call.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Investor Relations for VIA optronics:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

+1-212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

+1-212-331-8417

Media Contact:

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-302